Schedule B	Item 14 Record: 1 Additional Response	Data Point	Answer
	II.14 i	Firm or Organization Name	Macquarie Group Limited
	II.14 i	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.14 i	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 i	Effective Date	11/13/2007
	II.14 i	Termination Date	n/a
	II.14 i	Briefly describe the nature of the control or agreement (ITEM 14)	Macquarie Group Limited owns 100% of Macquarie B.H. Pty Limited, which owns 100% of Macquarie Bank Limited.
Schedule B	Item 14 Record: 2 Additional Response	Data Point	Answer
	II.14 ii	Firm or Organization Name	Macquarie B.H. Pty Limited
	II.14 ii	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.14 ii	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 ii	Effective Date	11/19/2007
	II.14 ii	Termination Date	n/a
	II.14 ii	Briefly describe the nature of the control or agreement (ITEM 14)	Macquarie Group Limited owns 100% of Macquarie B.H. Pty Limited, which owns 100% of Macquarie Bank Limited.
Schedule B	Item 14 Record: 3	Data Point	Answer
	II.14 iii	Individual Name	Alexander, Harms, Harvey
	II.14 iii	CRD, NFA, and/or IARD Number (if any)	NFA ID 0511120
	II.14 iii	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 iii	Effective Date	1/1/2018
	II.14 iii	Termination Date	n/a
	II.14 iii	Briefly describe the nature of the control or agreement (ITEM 14)	Chief Financial Officer of Macquarie Bank Limited
	II.14 iii	For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).	Alex Harvey joined Macquarie in August 1998. He currently is the Chief Financial Officer of Macquarie Group and also the Executive Chairman of Macquarie Group in Asia. Before being appointed CFO in November 2017, Alex was the Global Head of the Principal Transaction Group in Macquarie Capital and a member of Macquarie Capitals Management Committee. Alex was the first Chief Executive Officer of Macquarie operations in Asia where he was responsible for a business with more than 3,400 staff across 14 locations. Alex has more than 20 years experience in the financial services industry across Australia, Asia, Europe and the United States. In August 2015, Alex was appointed Chairman of the Police Citizens Youth Clubs NSW Board. Alex is also a Board member of High Resolves. Alex holds a Master of Commerce, Bachelor of Economics from Sydney University and is a member of the Institute of Chartered Accountants.
Schedule B	Item 14 Record: 4	Data Point	Answer
	II.14 iii	Individual Name	Shemara Wikramanayake
	II.14 iii	CRD, NFA, and/or IARD Number (if any)	NFA ID 0460609
	II.14 iii	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 iii	Effective Date	8/1/2018
	II.14 iii	Termination Date	n/a
	II.14 iii	Briefly describe the nature of the control or agreement (ITEM 14)	Executive voting Director of Macquarie Bank Limited and Chief Executive Officer of Macquarie Group
	II.14 iii	For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).	Shemara Wikramanayake has been Macquarie Group Managing Director and CEO since December 2018. Shemara joined Macquarie in 1987 in Macquarie Capital in Sydney. In her time at Macquarie, Shemara has worked in six countries and across several business lines, establishing and leading Macquarie's corporate advisory offices in New Zealand, Hong Kong and Malaysia, and the infrastructure funds management business in the US and Canada. Shemara has also served as Chair of the Macquarie Group Foundation. As Head of Macquarie Asset Management for 10 years before her appointment as CEO, Shemara led a team of 1,600 staff in 24 markets. Macquarie Asset Management grew to become a world-leading manager of infrastructure and real assets and a top 50 global public securities manager. In 2018, Shemara was appointed a Commissioner of the Global Commission on Adaptation, a World Bank-led initiative to accelerate climate adaptation action and create concrete solutions which enhance resilience.
Schedule B	Item 14 Record: 5	Data Point	Answer
	II.14 v	Individual Name	Jillian, Rosemary, Broadbent
	II.14 v	CRD, NFA, and/or IARD Number (if any)	NFA ID 0518914
	II.14 v	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 v	Effective Date	11 05 2018
	II.14 v	Termination Date	n/a
	II.14 v	Briefly describe the nature of the control or agreement (ITEM 14)	INDEPENDENT VOTING DIRECTOR

Schedule B	Item 14 Record: 1 Additional Response	Data Point	Answer
	II.14 v	For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).	Jillian Broadbent has extensive investment banking industry knowledge and markets expertise, including a deep knowledge of risk management and regulation in these areas. She also has considerable executive management and listed company board experience. Ms Broadbent spent 22 years at Bankers Trust Australia until 1998, initially as an economic strategist and then as executive director responsible for risk management and derivatives in foreign exchange, interest rates and commodities. Ms Broadbent was also a Member of the Reserve Bank of Australia Board between 1998 and 2013 and has previously served as Chair of the Board of Clean Energy Finance Corporation (CEFC), and as a director of ASX Limited, SBS, Coca Cola Amatil Limited, Woodside Petroleum Limited, Qantas Airways Limited, Westfield Management Limited and Woolworths Group Limited.

Schedule B	Item 14 Record: 6 Additional Response	Data Point	Answer
	II.14 vi	Individual Name	Philip, Matthew, Coffey
	II.14 vi	CRD, NFA, and/or IARD Number (if any)	NFA ID 451249
	II.14 vi	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 vi	Effective Date	08 28 2018
	II.14 vi	Termination Date	n/a
	II.14 vi	Briefly describe the nature of the control or agreement (ITEM 14)	INDEPENDENT VOTING DIRECTOR
	II.14 vi	For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).	Phil Coffey served as the Deputy Chief Executive Officer (CEO) of Westpac Banking Corporation, from April 2014 until his retirement in May 2017. As the Deputy CEO, Mr Coffey had the responsibility of overseeing and supporting relationships with key stakeholders of Westpac including industry groups, regulators, customers and government. He was also responsible for the Group's Mergers & Acquisitions function. Prior to this role, Mr Coffey held a number of executive positions at Westpac beginning in December 2005, including Chief Financial Officer and Group Executive, Westpac Institutional Bank. He has successfully led operations based in Australia, New Zealand, the United States, the United Kingdom and Asia and has extensive experience in financial markets, funds management, balance sheet management and risk management. He began his career at the Reserve Bank of Australia and has also held executive positions at the AIDC Limited and Citigroup.

Schedule B	Item 14 Record: 7 Additional Response	Data Point	Answer
	II.14 vii	Individual Name	Michael, John, Coleman
	II.14 vii	CRD, NFA, and/or IARD Number (if any)	NFA ID 454205
	II.14 vii	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 vii	Effective Date	11 09 2012
	II.14 vii	Termination Date	
	II.14 vii	Briefly describe the nature of the control or agreement (ITEM 14)	INDEPENDENT VOTING DIRECTOR
	II.14 vii	For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).	After a career as a senior audit partner with KPMG for 30 years, Michael Coleman has been a professional Non-Executive Director since 2011. He has significant experience in risk management, financial and regulatory reporting and corporate governance. Mr Coleman has been the Chairman of Bingo Industries Limited and ING Management Limited, a member of the Audit Committee of the Reserve Bank of Australia and a member of the Financial Reporting Council, including terms as Chairman and Deputy Chairman. During his time with KPMG, Mr Coleman was a financial services specialist, providing audit and advisory services to large banks, investment banks and fund managers. He was KPMG's inaugural National Managing Partner Assurance and Advisory from 1998 to 2002, National Managing Partner for Risk and Regulation from 2002 to 2010, and Regional Leader for Asia Pacific Quality and Risk Management from 2002 to 2011.

Schedule B	Item 14 Record: 8 Additional Response	Data Point	Answer
	II.14 viii	Individual Name	Diane, Jennifer, Grady
	II.14 viii	CRD, NFA, and/or IARD Number (if any)	NFA ID 0454197
	II.14 viii	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 viii	Effective Date	05 19 2011
	II.14 viii	Termination Date	n/a
	II.14 viii	Briefly describe the nature of the control or agreement (ITEM 14)	INDEPENDENT VOTING DIRECTOR
	II.14 viii	For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).	Diane Grady has extensive international experience in a variety of industries having spent 25 years as a full-time independent director of public companies and not-for-profit boards and as a partner with McKinsey&Co where for 15 years she consulted with clients in financial services, insurance, retailing, telecommunications, consumer goods and manufacturing industries. Ms Grady's previous boards include Woolworths, BlueScope, Lend Lease, MLC, Goodman Group and the Sydney Opera House. She has also served as President of Chief Executive Women and Chair of Ascham School. At McKinsey Ms Grady was a firm-wide leader of the Organisation, Culture and Change Management Practice and in Australia she focused on assisting clients to grow through service improvement, innovation, and marketing strategies. She has a Masters of Chinese Studies and worked for three years as a journalist in Asia.

Schedule B	Item 14 Record: 1 Additional Response	Data Point	Answer
Schedule B	Item 14 Record: 9 Additional Response	Data Point	Answer
	II.14 ix	Individual Name	Rebecca, Joy, McGrath
	II.14 ix	CRD, NFA, and/or IARD Number (if any)	NFA ID 0536543
	II.14 ix	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 ix	Effective Date	01 20 2021
	II.14 ix	Termination Date	n/a
	II.14 ix	Briefly describe the nature of the control or agreement (ITEM 14)	INDEPENDENT VOTING DIRECTOR
	II.14 ix	For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).	Rebecca McGrath is an experienced professional company director and Chairman, with substantial international business experience. She spent 25 years at BP plc. from January 1989 through January 2011 where she held various executive positions, including Chief Financial Officer Australasia and served as a member of BP's Executive Management Board for Australia and New Zealand. Ms McGrath has served as a director of CSR Limited, Big Sky Credit Union and Incitec Pivot Ltd, and as Chairman of Kilfinan Australia. She is a former member of the JP Morgan Advisory Council. She has attended executive management programmes at Harvard Business School, Cambridge University and MIT in Boston.
Schedule B	Item 14 Record: 10 Additional Response	Data Point	Answer
	II.14 x	Individual Name	Michael, Roche
	II.14 x	CRD, NFA, and/or IARD Number (if any)	NFA ID 0536581
	II.14 x	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 x	Effective Date	01 20 2021
	II.14 x	Termination Date	n/a
	II.14 x	Briefly describe the nature of the control or agreement (ITEM 14)	INDEPENDENT VOTING DIRECTOR
	II.14 x	For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).	Mike Roche has over 40 years' experience in the finance sector as a highly skilled and experienced provider of strategic, financial, mergers and acquisitions, and capital advice to major corporate, private equity and government clients. He held senior positions with AXA Australia as a qualified actuary and Capel Court/ANZ Capel Court. Mr Roche spent from January 1993 to January 2016 at Deutsche Bank and was Head of Mergers and Acquisitions (Australia and New Zealand) for 10 years where he advised on major takeovers, acquisitions, privatisations, and divestments. He stepped down as Deutsche Bank's Chairman of Mergers and Acquisitions (Australia and New Zealand) in 2016. He was a member of the Takeovers Panel for two terms from 2008 to 2014.
Schedule B	Item 14 Record: 11 Additional Response	Data Point	Answer
	II.14 xi	Individual Name	Nicole, Gai, Sorbara
	II.14 xi	CRD, NFA, and/or IARD Number (if any)	NFA ID 0511090
	II.14 xi	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 xi	Effective Date	01 01 2013
	II.14 xi	Termination Date	n/a
	II.14 xi	Briefly describe the nature of the control or agreement (ITEM 14)	Global Chief Operating Officer of Macquarie Bank Limited
	II.14 xi	For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).	Nicole Sorbara is a Chartered Accountant and has more than 25 years' experience in accounting and financial services. She joined Macquarie in 1996. Nicole is Group Head of Corporate Operations Group (COG) and Global Chief Operating Officer (COO) and has been on the Macquarie Group Executive Committee since 1 January 2013. She leads a global team of 4,000 people across 22 countries covering Digital Transformation & Data, Technology, Market Operations, Human Resources, Business Services, Business Improvement & Strategy, and Macquarie Group Foundation.
Schedule B	Item 14 Record: 12 Additional Response	Data Point	Answer
	II.14 xii	Individual Name	Glenn, Robert, Stevens
	II.14 xii	CRD, NFA, and/or IARD Number (if any)	NFA ID 0510224
	II.14 xii	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 xii	Effective Date	11 01 2017
	II.14 xii	Termination Date	n/a
	II.14 xii	Briefly describe the nature of the control or agreement (ITEM 14)	INDEPENDENT VOTING DIRECTOR
	II.14 xii	For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).	Glenn Stevens worked at the highest levels of the Reserve Bank of Australia (RBA) for 20 years, including holding the roles of Head of the Economic Analysis Department and Head of the International Department. As well as developing Australia's successful inflation targeting framework for monetary policy, he played a significant role in central banking internationally. Most recently, he was Governor of the Reserve Bank of Australia between 2006 and 2016. Mr Stevens has also made key contributions to a number of Australian and international boards and committees, including as chair of the Australian Council of Financial Regulators between 2006 and 2016, as a member of the Financial Stability Board and on a range of G20 committees.
Schedule B	Item 14 Record: 13 Additional Response	Data Point	Answer
	II.14 xiii	Individual Name	Nicola, Mai, Wakefield Evans
	II.14 xiii	CRD, NFA, and/or IARD Number (if any)	NFA ID 0474529

Schedule B of FORM SBSE-A
Section II - Item 14

Schedule B	Item 14 Record: 1 Additional Response	Data Point	Answer
	II.14 xiii	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 xiii	Effective Date	02 07 2014
	II.14 xiii	Termination Date	
	II.14 xiii	Briefly describe the nature of the control or agreement (ITEM 14)	INDEPENDENT VOTING DIRECTOR
	II.14 xiii	For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).	Nicola Wakefield Evans is an experienced Non-Executive Director and corporate finance lawyer. As a lawyer, Nicola has significant Asia-Pacific experience and was a partner at King & Wood Mallesons (and its predecessor, Mallesons Stephen Jaques) for more than 20 years. Ms Wakefield Evans has particular expertise in the financial services, resources and energy, and infrastructure sectors. She held several key management positions at King & Wood Mallesons including Managing Partner International in Hong Kong and Managing Partner, Practice in Sydney.
Schedule B	**Item 14 Record: 14 Additional Response**	**Data Point**	**Answer**
	II.14 xiv	Individual Name	Peter, Hastings, Warne
	II.14 xiv	CRD, NFA, and/or IARD Number (if any)	NFA ID 0454203
	II.14 xiv	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 xiv	Effective Date	07 01 2007
	II.14 xiv	Termination Date	n/a
	II.14 xiv	Briefly describe the nature of the control or agreement (ITEM 14)	INDEPENDENT VOTING DIRECTOR
	II.14 xiv	For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).	Peter Warne has extensive knowledge of, and experience in, financial services and investment banking, through a number of senior roles at Bankers Trust Australia Limited, including as Head of its global Financial Markets Group from 1988 to 1999. Mr Warne was a Director of the Sydney Futures Exchange (SFE) from 1990 to 1999, then from 2000 to 2006. He served as Deputy Chairman of the SFE from 1995 to 1999. When the SFE merged with the Australian Securities Exchange (ASX Limited) in July 2006, he became a Director of ASX Limited, a position he held to 2020. Mr Warne has previously served as Chairman of ALE Property Group from 2003 to 2017. He was a Director of New South Wales Treasury Corporation from 2012 to 2020, where he served as interim Chairman from 2019 to 2020.
Schedule B	**Item 14 Record: 15 Additional Response**	**Data Point**	**Answer**
	II.14 xv	Individual Name	Stuart Green
	II.14 xv	CRD, NFA, and/or IARD Number (if any)	NFA ID 0541286
	II.14 xv	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 xv	Effective Date	07 01 2021
	II.14 xv	Termination Date	n/a
	II.14 xv	Briefly describe the nature of the control or agreement (ITEM 14)	CHIEF EXECUTIIVE OFFICER OF MACQUARIE BANK LIMITED
	II.14 xv	For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).	Stuart joined Macquarie Group in 2001 and was appointed Group Treasurer in August 2013, a role he held until July 2021 when he was appointed the Chief Executive Officer of Macquarie Bank Limited. On joining Macquarie, Stuart worked in the Corporate & Asset Finance group, responsible for originating asset financing transactions for Macquarie. In 2002, Stuart assumed responsibility for investor relations for Macquarie's listed airport fund, Macquarie Airports, before moving to become Global Head of Investor Relations for Macquarie's portfolio of listed funds. In 2008 he was appointed Macquarie Group's Head of Corporate Communications and Investor Relations, responsible for managing the Group's relationships with investors and analysts, government and media. Prior to joining Macquarie, Stuart worked in the UK as a Chartered Accountant in public practice for BDO Binder, where he obtained his professional qualifications, and later in a number of corporate roles as head of finance and corporate strategy. From 2010 to 2020, Stuart served on the Board of the Juvenile Diabetes Research Foundation (JDRF) where he was the Treasurer and Chair of the Finance & Audit Committee